(Check one) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Notification of Late Filing Commission File Number: 1-14798

For period ended March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

IVAX Diagnostics, Inc.
Full name of registrant

Former name if applicable

2140 North Miami Avenue
Address of principal executive office (Street and Number)

Miami, Florida 33127
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

IVAX Diagnostics, Inc. (the “Company”) received a payment of approximately 2 million Euro from a governmental region in Italy in satisfaction of previously outstanding accounts receivable balances from hospitals located in the region. A significant portion of this payment relates to accounts receivable against which the Company had previously established allowances. The Company is required under generally accepted accounting principles to record the impact of the collection of these receivables in the first quarter of 2005. Due to the timing of the Company’s receipt of the payment and the effort involved in revising its financial statements to reflect this development, the Company anticipates a delayed filing of its Form 10-Q for the three months ended March 31, 2005. The Company expects to file its Form 10-Q for the first quarter of 2005 no later than May 23, 2005.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Giorgio D’Urso	(305)	324-2300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the data currently available, and excluding the impact of collecting the previously outstanding receivables, the Company anticipates reporting net income of $227,000 for the first quarter of 2005. Net income of $19,000 was earned in the first quarter of 2004. The impact of the collection of the receivables is still being determined and is expected to increase the net income for the first quarter of 2005 referred to above.

Forward-Looking Information

Except for the historical matters contained herein, statements in this report are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company’s business and prospects, including, without limitation: that the Company’s independent registered accounting firm has not audited or reviewed the financial information contained in this report; that the Company’s revised financial results will take longer to prepare than anticipated; that the assumptions and estimates on which the Company based the preliminary financial information contained in this report may prove to be incorrect, inadequate or incomplete; that the Company’s actual financial results for the first quarter of 2005 may differ materially from the preliminary results set forth above; that the Company may be unable to file its financial statements or reports for current or future periods on a timely basis or when anticipated; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. These and other applicable risks, cautionary statements and factors that could cause actual results to differ from the Company’s forward-looking statements are included in the Company’s annual report on Form 10-K for the year ended December 31, 2004 and other filings with the SEC. The Company undertakes no obligation to update or revise these forward-looking statements to reflect events or circumstances after the date hereof except as required by law.

IVAX Diagnostics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2005	By:	/s/ Giorgio D’Urso
	Name:	Giorgio D’Urso,
	Title:	Chief Executive Officer and President